Filed Pursuant to Rule 424(b)(5)
Registration No. 333-199321

The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated March 9, 2015.

Preliminary Pricing Supplement No. 4
To the Program Supplement, dated March 9, 2015, to the Prospectus dated October 15, 2014

$

SolarCity Solar Bond Program

4.70% Solar Bonds, Series 2015/C4-10 Due 2025

Issuer	SolarCity Corporation.

Securities Offered	4.70% Solar Bonds, Series 2015/C4-10 (the “Series 2015/C4-10 Bonds”).

Interest Rate	4.70%.

Maturity Date	March 19, 2025.

CUSIP	83417KAD0.

Offer Period	From March 9, 2015 to March 16, 2015, or until such earlier times as to which we have terminated the offering period. We are permitted in our discretion to extend the offering period. We are also permitted to suspend sales of Series 2015/C4-10 Bonds from time to time during the offering period, including to satisfy legal requirements.

Settlement Date	Settlement of the Series 2015/C4-10 Bonds is expected to occur on March 19, 2015.

Distribution Agent	Incapital LLC.

Public Offering Price; Distribution Agent Discount[1]	The public offering price shall be 100% per Series 2015/C4-10 Bond. The Distribution Agent discount shall be 2.200% per Series 2015/C4-10 Bond.

Net Proceeds	Our estimated net proceeds from the sale of the Series 2015/C4-10 Bonds will be approximately $ .

Additional terms of the Series 2015/C4-10 Bonds	For a complete description of the Series 2015/C4-10 Bonds, see “Offering Summary”.

[1]	Investment advisers, either registered under the Investment Advisers Act of 1940 or exempt therefrom, purchasing Solar Bonds for the managed account of their advisory clients may be offered Solar Bonds at a 1.075% discount to the public offering price.

Investing in the Series 2015/C4-10 Bonds involves certain risks. Before buying any Series 2015/C4-10 Bonds, you should read the risks referenced under the caption “Risk Factors” beginning on page S-4 of the accompanying program supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PRELIMINARY PRICING SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Incapital LLC

Distribution Agent

March 9, 2015

Page

ABOUT THIS PRICING SUPPLEMENT	S-3

OFFERING SUMMARY	S-4

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ABOUT THIS PRICING SUPPLEMENT

Before you purchase Series 2015/C4-10 Bonds, you should read the following documents:

•	this pricing supplement and any applicable free writing prospectus;

•	the program supplement, dated March 9, 2015, relating to the Solar Bonds that may be sold pursuant to our distribution agreement with Incapital LLC;

•	the base prospectus, dated October 15, 2014, relating generally to our Solar Bond Program and the Solar Bonds of which the Series 2015/C4-10 Bonds are a part; and

•	the documents incorporated by reference into this pricing supplement.

The program supplement and the base prospectus contain a number of terms of the Solar Bonds, including the Series 2015/C4-10 Bonds. This pricing supplement supplements the program supplement and the base prospectus regarding the terms of the Series 2015/C4-10 Bonds, either by modifying the terms contained in the program supplement or the base prospectus or adding to those terms. To the extent this pricing supplement differs from or is inconsistent with the terms of the Series 2015/C4-10 Bonds contained in the program supplement or the base prospectus, this pricing supplement governs. You may access this pricing supplement, the program supplement, the base prospectus and each of the documents incorporated by reference into those documents on the SEC website at www.sec.gov.

This pricing supplement, together with the program supplement, the base prospectus and any applicable free writing prospectus, contains the terms of the Series 2015/C4-10 Bonds (including those below) and supersedes all other prior or contemporaneous oral statements as well as any other written materials. Other than information filed by us with the SEC as free writing prospectuses or prospectus supplements, information included or referred to on, or otherwise accessible through, our Platform website related to Solar Bonds is not intended to form a part of or be incorporated by reference into this pricing supplement, the program supplement and the base prospectus or any free writing prospectus. No other information contained on our Platform website or in hyperlinks therein should be relied upon in making an investment in the Series 2015/C4-10 Bonds offered hereby. We are not making any offer to sell the Series 2015/C4-10 Bonds in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement, the program supplement and the base prospectus or in any free writing prospectus prepared by us or on our behalf is accurate as of any date other than their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

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OFFERING SUMMARY

A brief description of the material terms of the offering of the Series 2015/C4-10 Bonds follows. For a more complete description of the Series 2015/C4-10 Bonds offered hereby, see “Description of the Solar Bonds” in the accompanying program supplement and the base prospectus.

Issuer	SolarCity Corporation.

Distribution Agent	Incapital LLC (DTC# 235).

Series	The Series 2015/C4-10 Bonds are part of a series of “Solar Bonds” that we will issue under the Indenture. We may re-open the Series 2015/C4-10 Bonds, and may issue additional Series 2015/C4-10 Bonds under the Indenture from time to time in the future. We also reserve the right to sell additional Series 2015/C4-10 Bonds as part of the same series and having the same terms and public offering price as the Series 2015/C4-10 Bonds sold pursuant to this pricing supplement. At any given time during this offering, we may be conducting concurrent offerings of other securities, some of which may include different terms, including, but not limited to, higher interest rates or different maturities, than the Series 2015/C4-10 Bonds sold pursuant to this pricing supplement, and some of which may be sold directly to investors through our Platform website.

Interest Payment Dates	Interest will be paid semiannually in arrears on February 15 and August 15, beginning on August 15, 2015. The regular record date for any interest payment date will be the preceding February 1 and August 1, respectively. Interest on a Solar Bond will be payable beginning on the first interest payment date after its date of original issuance to holders of record on the corresponding record date.

Interest Day Count	Interest will be computed on the basis of a 360-day year of twelve 30-day months.

Listing/Rating	The Series 2015/C4-10 Bonds will not be: • listed on any securities exchange; • made available for quotation on any quotation system; or • rated by a rating agency.

No Sinking Fund	We will not be obligated to set funds aside to redeem or otherwise repurchase any Series 2015/C4-10 Bonds prior to maturity.

Survivor’s Option	The Series 2015/C4-10 Bonds contain a term that provides for the optional repayment of the Series 2015/C4-10 Bonds prior to their maturity date, if requested by the authorized representative of the beneficial owner of the Series 2015/C4-10 Bonds, following the death of the beneficial owner of such bonds, so long as the Series 2015/C4-10 Bonds were owned by the beneficial owner or his or her estate at least six months prior to the request and certain documentation requirements are satisfied. For a more complete description of this “Survivor’s Option,” see “Description of the Solar Bonds–Survivor’s Option” in the accompanying program supplement.

Settlement Date	Settlement of the Series 2015/C4-10 Bonds is expected to occur on March 19, 2015.

Use of Proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes, including the financing of additional solar installations and/or financing potential acquisitions and strategic transactions.

Expenses	We estimate that the total expenses of this offering payable by us will be approximately $ .

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